November 16, 2007

Office of Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 5546
Washington, DC  20549-5546

RE:          International Shipholding Corporation
Form 10-K for the fiscal year ended December 31, 2006
File March 9, 2007
Commission File No. 001-10852

Dear Sir or Madam:

By letter dated October 23, 2007 (the “Comment Letter”) from the Staff to International Shipholding Corporation (the “Company”), the Staff provided certain comments with respect to the Form 10-K Annual Report for the fiscal year ended December 31, 2006. This Comment Letter addresses the requirements of filing financial statements of an unconsolidated subsidiary or equity investee when the conditions in Rule 3-09(a) are satisfied for any of the annual periods presented in the Company’s audited financial statements. It is the Staff’s position the Company either file for a Waiver through the office of the Chief Accountant or file unaudited financial statements for the nine months ended September 30, 2006 in addition to the audited and unaudited financial statements for the fiscal years ended December 31, 2005 and 2004, respectively.

Please find below the reproduced text from the Staff’s October 23, 2007 Comment Letter and our request for Waiver from additional filing requirements.

Staff Comment:

We note from your response to our prior comment 3 that although your investment in Belden Cement Holding, Inc. was significant above the 20% threshold for the year ended December 31, 2005, you are requesting relief from amending your 2006 Form 10-K to include the financial statements of this entity. We continue to believe, however, that under Rule 3-09, financial statements of an unconsolidated subsidiary or equity investee are required when the conditions in Rule 3-09(a) are satisfied for any of the annual periods presented in the Company’s audited financial statements, regardless of whether the investment was sold or disposed of in a more recent year. Even if a company disposes of an investment that had met the significant subsidiary test, we believe that the application of Rule 3-09 requires the inclusion of separate financial statements through the date of disposal. Therefore, please amend your annual report on Form 10-K to include the financial statements of BCH/BSH for the same annual audited periods as the financial statements presented in the Company’s Form 10-K. Also, please ensure that audited financial statements of BCH/BSH are provided for the periods in which either the first or third condition set forth in Rule1-02(w) of Regulation S-X is met (i.e., fiscal year 2005). Please note that if a waiver of a financial statement requirement under Rule 3-09 of Regulation S-X is desired, a separate request for such waiver must be addressed to the Office of the Chief Accountant within the Division of Corporate Finance. This request should include a detailed discussion of your rationale or reasons for requesting the waiver of a financial statement requirement under Rule 3-09 of Regulation S-X. However, should you decide to amend, we will not object to the inclusion of the unaudited financial statements for the nine months ended September 30, 2006 in addition to the audited and unaudited financial statements of BCH/BSH for the fiscal years ended December 31, 2005 and 2004, respectively.

Company Response:

Rule 3-09(a) of Regulation S-X requires a registrant to file “separate financial statements” of a minority-owned subsidiary accounted for by the equity method if either the first or third condition of Rule 1-02(w) is met (substituting 20% for the Rule’s 10% threshold).

Rule 3-09(b) states that “insofar as practicable,” the separate financial statements shall be as of and for the same periods as the registrant’s audited financial statements.  In our case, that would be Balance Sheets as of December 31, 2006 and 2005 and Statements of Income, Changes in Stockholders’ Investment and Cash Flows for the years ended December 31, 2006, 2005 and 2004.  Rule 3-09(b) also states that the separate financial statements need be audited only for those fiscal years in which either of the two conditions described above were met.

The first condition described above has never been met. The Third condition was met only in 2005 and only because of a significant sale of assets by the subsidiary.  As a result, we filed audited financial statements of the subsidiary for 2005 by amendment to our 2005 Form 10-K.  That condition was met again in 2006 when the stock of the subsidiary was sold in November of 2006.  This sale generated a substantial gain, which was the only reason the 20% threshold test was exceeded for the year ended December 31, 2006.  At the time of the disposal, the Company requested audited financial statements of the new merged subsidiary but the new merged management would not agree to provide.  As such, it was impossible for the Company to provide.

While doing our analysis, our focus was on the requirement for audited financial statements.  Having reviewed the rules again in preparing this response, we see that the rules require the inclusion of unaudited financial statements for all periods presented in our most recent Form 10-K because of the previous requirement to file the audited 2005 financials for the subsidiary.  That requirement, however, is subject to practicability.  Because the subsidiary was merged out of existence prior to December 31, 2006, full year financial statements do not exist.  Because we have no relationship with the acquiring company, we cannot require it to produce financial information as of the date of sale.

 Due to the above, we request a waiver of this requirement as we have also considered the question of materiality of these financial statements and firmly believe they would be of little or no interest to our investors, especially in light of the sale.  As a result, we respectfully request that the staff allow us not to file any additional financial statements on the basis that it is impracticable to do so, impossible to produce audited statements, and their absence will not deprive investors of any material information.

Sincerely,

INTERNATIONAL SHIPHOLDING CORPORATION

                                              /s/ Manuel G. Estrada
                    _____________________________________________

                            Manuel G. Estrada
                        Vice President and Chief Financial Officer